UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

INNOVATIVE PAYMENT SOLUTIONS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

45783M109

(CUSIP Number)

William Corbett

c/o Innovative Payment Solutions, Inc.

19355 Business Center Drive, #9

Northridge, California 91324

(818) 864-8404

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45783M109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William Corbett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER 41,484,388
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 41,484,388
WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,484,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.86%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Innovative Payment Solutions, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located 19355 Business Center Drive, #9, Northridge, California 91324.

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being made by William Corbett.

(b)	The principal business address for Mr. Corbett is 19355 Business Center Drive, #9, Northridge, California 91324.

(c)	Mr. Corbett is the Chairman, Chief Executive Officer and Interim Chief Financial Officer of Innovative Payment Solutions, Inc.

(d)	Mr. Corbett has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Corbett has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Corbett is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

See the response to Item 4, which is incorporated by reference herein.

Item 4.	Purpose of the Transaction.

On February 22, 2021, Mr. Corbett received a five-year warrant to purchase up to 20,000,000 shares of Common Stock at a price of $0.24 per share in connection with his appointment as Chairman of the Board of the Issuer.

Item 5.	Interest in Securities of the Issuer.

The information in this Item 5 is provided as of the date hereof and is based on 329,838,982 shares of Common Stock outstanding on March 18, 2021.

Mr. Corbett is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of, 41,484,388 shares of Common Stock, which consists of 6,113,138 shares of Common Stock owned individually, 15,371,250 restricted shares of Common Stock subject to forfeiture, which forfeiture restriction lapses 33%, 33% and 34% on the first, second and third anniversary of the June 24, 2020 date of grant, subject to Mr. Corbett’s continued service to the Issuer, and a five-year warrant to purchase up to 20,000,000 shares of Common Stock at a price of $0.24 per share.

As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Corbett (on the basis of 329,838,982 shares of Common Stock outstanding as of March 18, 2021) are as follows:

(a)	Number of shares of Common Stock beneficially owned:	Percent of class of Common Stock:
	41,484,388	11.86%
(b)	Number of shares of Common Stock as to which Mr. Corbett has:

(i) Sole power to vote or to direct the vote:	41,484,388

(ii) Shared power to vote or to direct the vote:	0

(iii) Sole power to dispose or to direct the disposition of:	41,484,388

(iv) Shared power to dispose or to direct the disposition of:	0

(c)	See Item 4 and Annex A hereto, both of which are incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See the responses to Item 4 and Item 5, which are incorporated by reference herein.

Item 7.	Material to be filed as Exhibits.

Exhibit 1:	Warrant Agreement, dated February 22, 2021 (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K (File No. 000-55648) filed with the Securities and Exchange Commission on February 26, 2021)

Annex A:	Certain Transactions by the Reporting Person

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2021

/s/ William Corbett
William Corbett

Annex A

Transactions by the Reporting Person During the Past Sixty Days

02/22/2021	Received a warrant to acquire 20,000,000 shares of Common Stock	$	*

*	As disclosed in this Schedule 13D, on February 22, 2021, Mr. Corbett received a five-year warrant to purchase up to 20,000,000 shares of Common Stock at a price of $0.24 per share.

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